UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Litigation and Arbitration Updates

Hong Kong Arbitration Update

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, in October 2020, the Company entered into a securities purchase agreement (the “2020 PIPE”) with Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Group Holdings Limited, through which the Company issued, and GSL purchased, approximately 16 million shares of the Company, for $146.9 million. That same month, one of the Company’s shareholders, IsZo Capital LP (“IsZo”), applied to the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) to set aside the 2020 PIPE. In March 2021, the BVI Court voided the 2020 PIPE.

Immediately thereafter, in March 2021, GSL initiated an international arbitration in Hong Kong, against the Company, seeking an order that the Company reimburse GSL the $146.9 million that GSL paid under the now void 2020 PIPE (“GSL’s Claim”). In that same arbitration the Company counterclaimed against GSL for costs expended on the 2020 PIPE, and the legal costs relating to IsZo’s proceedings to void the 2020 PIPE (the “Company’s Counterclaim”).

GSL’s Claim

As previously disclosed, on April 6, 2023 the arbitrator (the “arbitrator”) issued the first partial award, dismissing GSL’s Claim against the Company for the reimbursement of the $146.9 million that GSL paid the Company under the 2020 PIPE.

In response, on April 20, 2023, GSL initiated proceedings before the High Court of the Hong Kong Special Administrative Region, Court of First Instance (the “Hong Kong Court”) to set aside the arbitrator’s first partial award.

The Hong Kong Court issued a judgment on December 29, 2023 on GSL’s application, remitting the award back to the arbitrator to address any public policy concerns and to take such action that would eliminate any grounds to set aside the first partial award. The Company applied for leave to appeal the Hong Kong Court’s December 29, 2023 decision remitting the award back to the arbitrator. On March 4, 2024, the Hong Kong Court granted the Company leave to appeal that decision. No date has been set for the appeal hearing.

In the meantime, the new hearing before the arbitrator took place between March 22 to 25, 2024. Although the Company does not have any certainty as to when it will receive a decision, it does not expect a decision to come prior to July 2024.

The Company’s Counterclaim

As further disclosed, in his April 6, 2023 first partial award, the arbitrator granted the Company’s Counterclaim and in his July 28, 2023 second partial award he quantified those counterclaims, awarding the Company damages of approximately $13 million, plus applicable interest.

On August 4, 2023, GSL applied to set aside the second partial award on the basis that the arbitrator exceeded his authority when he awarded damages to the Company. In its December 29, 2023 judgment, the Hong Kong Court dismissed GSL’s claim that the arbitrator exceeded his authority when he awarded damages to the Company. GSL applied for leave to appeal the Hong Kong Court’s decision, but on February 28, 2024, the Hong Kong Court denied that leave.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer